SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:	13 6

Press release regarding the Company’s unaudited
consolidated financial results for the nine (9) months
ended September 30, 2011;
Acceptance of the resignation of Mr. Oscar S. Reyes as
a director, effective immediately;
Appointment of Mr. Oscar S. Reyes as a member of the
Advisory Board/Committee, effective immediately;
Election of Mr. James L. Go as a director to serve as
such effective immediately and for the unexpired term
of Mr. Oscar S. Reyes, his predecessor in office;
Appointment of Mr. James L. Go as member of the
Technology Strategy Committee; and
Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Redeemable Preferred Stock
and Series G, N, P and S 10% Cumulative Convertible
Preferred Stock.

Exhibit 2

November 3, 2011

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head – Disclosure Dept.

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2011.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Page 1 of 13
Exhibit 2

November 3, 2011

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2011.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Page 2 of 13
Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C 0	6	Every 2nd
Tuesday
-	-	-	-	-	-
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,181,658 As of September 30, 2011	N/A	N/A

Total No. of Stockholders Domestic Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Page 3 of 13

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 3, 2011

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Page 4 of 13

Exhibit 1

PLDTpressrelease

9M2011 CONSOLIDATED CORE NET INCOME AT P30.6 BILLION,
DOWN 3% Y-O-Y
REPORTED NET INCOME ALSO AT P30.6 BILLION, DOWN 4% Y-O-Y
EBITDA AT P61.1 BILLION, LOWER BY 4%
FREE CASH FLOW UP 11% TO P36.5 BILLION
CELLULAR SUBSCRIBER BASE AT 47.7 MILLION
TOTAL BROADBAND SUBSCRIBERS AT 2.3 MILLION
DIGITEL TRANSACTION APPROVED, ACQUISITION COMPLETED

•	Consolidated core net income of P30.6 billion for 9M2011, 3% lower than the P31.4 billion net income in 9M10

•	Consolidated reported net income for first nine months of 2011 at P30.6 billion, from the P32.0 billion recorded in the same period of 2010

•	Consolidated service revenues decline 3% year-on-year to P103.2 billion

•	Consolidated EBITDA margin dips to 59% of service revenues; consolidated EBITDA declines 4% to P61.1 billion

•	Consolidated free cash flow at P36.5 billion for 9M2011, up 11% year-on-year

•	Cellular subscriber base at 47.7 million, net additions of 2.1 million for the year

•	Total broadband subscribers at 2.3 million; aggregate revenue contribution from broadband and internet services of P13.9 billion for 9M2011, 10% higher than last year

•	Digitel transaction completed on 26th October

MANILA, Philippines, 3rd November 2011 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first nine months of 2011 with consolidated Reported Net Income declining to P30.6 billion, or 4%, from the P32.0 billion recorded in the same period last year. Core Net Income for the first nine months of 2011, net of exceptional items, declined 3% to P30.6 billion, from P31.4 billion in 2010, or partly because of a stronger peso. Had the peso remained stable, Core Net Income would have been higher by P700 million, or P31.3 billion, substantially similar with that of last year.

EBITDA margin dipped to 59%, from 60% in the same period in 2010 but similar to the EBITDA margin for FY2010. Consolidated EBITDA was lower by 4% at P61.1 billion compared with the first nine months of 2010, as lower cash operating expenses could not offset the 3% decline in revenues.

Consolidated free cash flow for the period reached P36.5 billion, a P3.8 billion or 11% improvement from last year. Consolidated capital expenditures for the period amounted to P14.5 billion for the first nine months of 2011. Capital expenditures will be utilized to improve the Group’s broadband and cellular coverage and capacity and the modernization and upgrade of both our mobile and fixed networks.

A closer look at the underlying revenue mix shows the ongoing, secular transition of revenues coming from traditional businesses being gradually replaced by new revenue streams. Overall consolidated service revenues decreased by 3% to P103.2 billion, reflecting the combined effect of:

Page 5 of 13

Exhibit 1

•	a 13% rise in wireless broadband and mobile internet revenues, with the latter growing by 109%;

•	a 13% increase in DSL revenues;

•	a 4% improvement in corporate data revenues from fixed data and other network services to third parties;

•	a 3% growth in ICT revenues primarily from BPO and data center operations

•	a 7% decrease in combined cellular and fixed voice revenues; and

•	a 4% reduction in cellular data/text revenues

In addition, approximately 26% of consolidated service revenues are directly or indirectly linked to the US Dollar, which weakened to the peso in the course of the year. Had the peso remained stable, service revenues would have been higher by P1.4 billion and the decline year-on-year would have been only 2%. Core net income would have reached P31.3 billion, comparable with the performance last year for the same period.

The Group’s consolidated net debt remained at US$1.4 billion as at 30th September 2011. Gross debt at the end of September 2011 stood at US$2.1 billion. Net debt to EBITDA was stable at 0.7x. The Company’s debt maturities continue to be well spread out, with over 60% due in and after 2014. The percentage of US Dollar-denominated debt to the Group’s total debt portfolio is at 41%, down from 45% at the end of 2010. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, only 21% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities.

Broadband: Sustaining Momentum

The Group’s combined broadband subscriber base increased by 14% from the end of 2010 to 2.3 million, representing net additions of 282,000 for PLDT group’s various broadband services. Total broadband and internet revenues totaled P13.9 billion, a 10% growth rate year-on-year; they now account for 13% of consolidated service revenues.

SmartBro, Smart Communications Inc.’s (“Smart”) wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc. — continued to expand as its wireless broadband subscriber base stood at over 1.5 million at the end of September 2011, over 1.1 million of whom were on SmartBro’s prepaid service. Wireless broadband revenues, inclusive of mobile internet revenues, increased by 13% to P6.4 billion, compared with the P5.7 billion recorded in the first nine months of 2010. Moreover, mobile internet usage continues to grow strongly, with revenues increasing by 109%, from P0.5 million in the first nine months of 2010 to P1.1 billion in 2011. Mobile internet revenues in 3Q2011 were in fact 121% and 9% higher than revenues in 3Q2010 and 2Q2011, respectively. This upsurge is attributed to the increasing number of 3G/smartphones in the system and the availability of broadband packages and loads to suit specific customer preferences. In October 2011, Smart launched 2 Netphone models in the US$100-200 price range.

Wireless broadband revenues now account for 10% of Smart’s wireless service revenues.

On the Fixed Line front, DSL subscribers increased by more than 82,000 from the end of 2010, bringing the total subscriber base to over 725,000 at the end of September 2011. Correspondingly, DSL revenues increased by 13% to P6.9 billion

Page 6 of 13

Exhibit 1

Orlando B. Vea, Smart Chief Wireless Adviser, said, “The successful launch of Smart’s Netphone – both the hardware device and its unique set of apps and services – and the exponential increase in mobile internet usage herald Smart’s transformation to a “webtelco”. As the market turns to smartphones, tablets and other smart screens, we will continue to be there with world-leading innovations for the Filipino consumers. The new Smart logo is part of that transformation story, reflecting the freedom, empowerment and richness in the digital experience that we enable.”

Wireless: Managing the Transition

Wireless service revenues decreased by 5% to P67.3 billion for the first nine months of 2011, compared with the P70.4 billion recognized in the same period last year. Cellular voice revenues declined 7% to P29.3 billion, resulting from continuing intense competition and unlimited voice packages even as voice traffic increased by 50%. Cellular data/text revenues likewise fell 4% to P29.7 billion, with text volumes declining 6%. Smart continues to lead the industry in terms of both revenues and subscribers.

Wireless EBITDA for the first nine months fell 5% to P41.9 billion. EBITDA margin dropped to 62% from 63% in the same period in 2010 as a result of increased selling and promotions expenses, which were undertaken in order to protect market share and boost broadband usage.

The PLDT Group’s total cellular subscriber base as at 30th September 2011 was 47.7 million subscribers, 5% or 2.1 million up from the end of 2010. Smart Buddy recorded net additions of 0.9 million subscribers to end with 26.6 million subscribers while Talk ‘N Text likewise added approximately 0.6 million subscribers to end with 19.5 million subscribers. Red Mobile, the brand owned by Smart subsidiary, CURE, had about 1.6 million subscribers at the end of the period, having added 0.7 million new subscribers. Responding to renewed efforts, Smart’s postpaid subscriber base rose to 476,000. The net addition of 55,000 post-paid subscribers for 3Q2011 alone is one of the highest in recent memory.

“We continue to manage the long tail of our traditional telco business, cognizant that revenues will continue to be pressured by declining yields brought about by the unlimited services. That said, we are elated with the growth of our broadband business and our massive investment in network modernization has already raised our network performance, with our subscribers enjoying a significantly enhanced customer experience,” said Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Smart continues to invest in its cellular and multi-platform broadband networks while upgrading its existing transmission, core and access facilities. Smart now has over 3,000 HSPA base stations and 1,200 HSPA+ base stations, more than double the 500 base stations in early September. As of mid-October, a total of 120 cities and municipalities nationwide now have HSPA+ coverage. Smart is also pursuing an aggressive roll-out of WiFi spots to augment its broadband coverage.

In a nationwide speed test conducted by an independent engineering firm, SmartBro was proven to be faster than the competition by an average of 0.74 Mbps.

The base station upgrades are only one part of the P67.0 billion system-wide network transformation program being undertaken by the PLDT Group. The program also involves the upgrading of other elements such as mobile switches, fiber optic backbone networks, and international cable systems, among others.

Page 7 of 13

Exhibit 1

PLDT Fixed Line: Focusing on the Home and Enterprise

Fixed line service revenues decreased by 4% to P35.2 billion in the first nine months of 2011 from P36.8 billion in the same period in 2010 as the strong Peso impacted the business unfavorably. Had the peso remained stable, service revenues would have been higher by P400 million.

PLDT DSL generated P6.9 billion in revenues in the first nine months of 2011, up 13% from P6.1 billion in 2010. Third party corporate revenues grew 4% while domestic leased line and international leased line revenues were down 12% and 8%, respectively.

Anticipated declines in ILD, NLD and LEC continued with their combined revenues of P17.7 billion in the first nine months of 2011 lower by 6% compared with the P18.9 billion in the same period last year.

Fixed line EBITDA margin was stable at 49% for the first nine months of 2011 but higher than the 47% margin for the full year 2010. EBITDA margin for 3Q2011 stood at 51% compared with 48% in 3Q2010.

“We are pursuing our strategy of focusing on customer lines, such as the home and enterprise, and continue to roll-out various programs to serve these defined sectors. We are also nearing the completion of our NGN upgrade which should enable us to provide our customers with more advanced services in a more cost-efficient manner,” declared Nazareno.

ICT: Registering Strong Results

The Group’s information and communications technology (“ICT”) business reported service revenues of P8.2 billion in the first nine months of 2011, an increase of 3% from the same period in 2010. Data center revenues continued to grow with a 20% improvement over the comparable period in 2010. Knowledge Processing Solutions increased 8% on the back of higher contributions from the medical billing and content solutions verticals. Revenues from the Customer Relationship Management, or call center, business declined 2%, having been negatively impacted by the Peso’s appreciation. ICT also registered a 28% decline in internet and online gaming revenues with the sale of Digital Paradise and Level Up! as well as the transfer of Infocom’s internet business to the Fixed Line.

68% of ICT’s revenues are dollar-denominated — had the peso remained stable, service revenues for the period would have increased by P300 million.

EBITDA for the ICT business increased by 36% to P1.5 billion in the first nine months of 2011 as compared with P1.1 billion in 2010, as a result of the growth in service revenues and lower cash operating expenses. EBITDA margin at 19% was higher than the 14% recorded in the comparable period last year. ICT’s revenues account for 7% of PLDT’s consolidated revenues.

“SPi continues to streamline its operations while expanding its services which now includes a more comprehensive and integrated suite of solutions covering revenue cycle management, health information recovery management, clinical documentation improvement and education and ASP hosting,” stated Nazareno.

Page 8 of 13

Exhibit 1

Meralco: Maintaining Growth

Our financial results for the first nine months of 2011 reflect the equity accounting of our share in Meralco’s earnings through PLDT Communications and Energy Ventures, Inc. (“PCEV”), formerly Piltel. For the first nine months of 2011, PCEV’s income was derived mainly from its direct equity share in the net income of Manila Electric Company (“Meralco”) and its holdings in Beacon Electric Asset Holdings, Inc. (“Beacon Electric”). PCEV owns 50% of Beacon Electric, a special purpose company jointly owned by PCEV and Metro Pacific Investments Corporation.

As of 30th September 2011, Beacon beneficially owned 442.4 million shares, equivalent to a 39.2% interest in Meralco. PCEV’s direct holdings in Meralco consisted of 68.8 million Meralco common shares (approximately 6.1% interest), retained by PCEV after the transfer of its 154.2 million shares to Beacon in March 2010. PCEV acquired its original 20% investment in Meralco in July 2009.

On 19th October 2011, PCEV’s Board of Directors approved the transfer to Beacon of PCEV’s remaining investment in 68.8 million Meralco common shares for a total consideration of 15.14 billion. The transfer of the Meralco shares was implemented through a cross sale in the Philippine Stock Exchange on 25th October 2011. With the transfer, PCEV no longer directly holds any shares in Meralco while Beacon beneficially owns approximately 45.3% of Meralco’s common shares.

PCEV’s Board of Directors also approved on 19th October 2011 the subscription to 1.199 million Beacon preferred shares for a total cash consideration of15.14 billion. Beacon’s preferred shares are entitled to liquidation preference and carry annual cumulative dividends of 7%. PCEV and Beacon entered into a Subscription Agreement on 20th October 2011 for said preferred shares.

Meralco’s Consolidated Reported Net Income for the first nine months of 2011 of 10.0 billion increased by 25% against the same period in 2010. The higher Consolidated Reported Net Income was due to higher electricity sales and lower interest charges.

Consolidated Core Net Income for the first six months of 2011, which excludes one-time, exceptional charges, amounted to 11.7 billion, a 27% improvement over the Core Net Income for the same period in 2010 of 9.2 billion. Basic Earnings per share on reported net income amounted to 8.83 while Core Earnings per share was at 10.354.

Consolidated Core EBITDA amounted to 21.6 billion, representing a consolidated core EBITDA margin on gross revenues of 11%; calculated on distribution revenue alone which represents Meralco’s business today, Core EBITDA margin for the period stood at 48%.

Consolidated revenues, of which electricity accounted for 97% of the total, increased by 2% to 192.9 billion. The improvement was due to higher volume of energy sold, increase in transmission charges and the distribution rate adjustment implemented in January 2011.

Total revenues from electricity sales for the nine months ended 30th September 2011 amounted to 187.0 billion, or 2% higher than the amount for the same period in 2010. Generation and transmission charges, which accounted for 72% of the total electric revenues, was lower with average generation and transmission charges of P6.10 per kWh in 2011 compared with P6.13 kWh or 0.5% lower than 2010. Distribution revenues, which accounted for 19% of the total, reflected an average distribution charge of P1.61 per kWh. The actual average distribution rate realized reflects the impact of lower sales to the residential sector and higher volume sold to commercial and industrial customers.

Page 9 of 13

Exhibit 1

Total energy sold for the first nine months of 2011 was 22,725GWh, or 0.3% higher compared with 22,660GWh in the same period in 2010. Customer count grew by 3% to almost 5 million compared with September 2010, with the residential sector leading the growth in subscribers with a 4% increase, followed by commercial customers at 3%. Industrial customers and streetlights remained at the 2010 level. In terms of contribution to energy sold by value, the commercial, residential and industrial sectors accounted for 39%, 31% and 29%, respectively.

Total costs and expenses for the nine months ended 30th September 2011 amounted to 177.7 billion or 0.5% higher than the comparative period last year.

Consolidated free cash flow was 16.7 billion as of 30th September 2011, attributable to the higher net cash generated from operations as a result of the distribution adjustments and improved collection performance.

Digitel

Last 26th October 2011, the National Telecommunications Commission (“NTC”) approved the acquisition by PLDT of JG Summit Holdings, Inc. (“JGS”) and certain other parties’ ownership interest in Digital Telecommunications Philippines, Inc. (“Digitel”). The acquisition covers 3.3 billion common shares, representing approximately 51.55% of Digitel, zero-coupon bonds issued by Digitel to JGS which are convertible into 18.6 billion Digitel common shares, and the assumption of 34.1 billion of advances made by JGS to Digitel. The 3.3 billion Digitel shares were crossed in the Philippine Stock Exchange on 26th October 2011. In return, PLDT issued 27.7 million new PLDT shares to JGS, representing approximately 12.9% of the expanded capital stock of PLDT.

With the closing of the transaction, Manuel V. Pangilinan, PLDT Chairman, was elected Chairman of Digitel, along with Mr. Vea, who was named President and CEO. 3 other PLDT representatives were likewise elected as directors to the Digitel Board in addition to 2 independent directors.

The transaction also requires PLDT to conduct a tender offer for the remaining 48.45% Digitel shares held by minority shareholders. Digitel minority shareholders can opt to be paid in cash at 1.6033 per share or swap Digitel shares for PLDT shares at a ratio of 1,599.28 Digitel shares for every one PLDT share. The timing of the tender offer is being finalized and it is PLDT’s intention to delist Digitel upon completion of the tender offer exercise.

As part of the NTC’s approval, PLDT has committed to the following:

•	Retention of the Sun Cellular brand and the provision of “unlimited” types of services;

•	Divestment by Smart of its ownership in CURE, including CURE’s 10MHz of 3G frequency in the 2100 band; and

•	Maintenance of high quality services to its subscribers/customers.

Conclusion and Outlook

“We are pleased to have concluded finally the acquisition of Digitel, and are eager to proceed with our plans to put the best of both companies together and pass the benefits of synergy on to our subscribers.

Page 10 of 13

Exhibit 1

“In the meantime, we still have to contend with the bearish outlook of the industry as consumer behavior and technology continue to transform our business at a pace much faster than anticipated, intense competition expected to continue. Revenues from the legacy businesses of voice and text are now yielding to revenues from data and broadband services. This transformation process will (i) take some time before a 1-for-1 revenue substitution process can be achieved, and (ii) mean higher margins being replaced by lower ones, at least in the short-term. We are therefore faced with the sobering prospect that revenues are likely to continue declining for the foreseeable future, and costs rising in the near term — as we need to follow through with improving and upgrading our networks, including Digitel’s, and seeding the market with internet-based enabled devices.

“Clearly, PLDT is at another threshold,” said Manuel V. Pangilinan, PLDT Chairman.

“In this light, and as the year draws to a close, our near-term outlook requires us to consider a guidance number lower than the P40.5 billion Core Net Income we provided in the early part of this year. For the full year 2011, we anticipate Core Net Income to be P39.0 billion. However, I am confident that with the requisite people, networks, products and quality of service in place, we can return to more profitable times as soon as practicable. We have been there before, we have done it,” concluded Mr. Pangilinan.

####

Page 11 of 13

Page 12 of 13

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT
PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Page 13 of 13

Exhibit 2

November 3, 2011

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 1 of 6

Exhibit 2

November 3, 2011

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 2 of 6

Exhibit 2

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,181,658 As of September 30, 2011	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Page 3 of 6

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 3, 2011

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

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Exhibit 2

11. Item 4 (Resignation and Election of Director) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on November 3, 2011:

A.	Resignation and Election of Director

1.	The Board accepted the resignation of Mr. Oscar S. Reyes as a director, effective immediately.

The resignation of Mr. Reyes is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2.	The Board appointed Mr. Oscar S. Reyes as a member of the Advisory Board/Committee, effective immediately.

3.	The Board elected Mr. James L. Go as a director to serve as such effective immediately and for the unexpired term of Mr. Reyes, his predecessor in office. Mr. Go was also appointed as a member of the Technology Strategy Committee.

Mr. Go is currently the Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (JG Summit), Universal Robina Corporation (URC), Robinsons Land Corporation (RLC), JG Summit Petrochemical Corporation (JGSPC), CFC Corporation (CFC), Robinsons, Inc. and Oriental Petroleum and Minerals Corporation (OPMC). He is also the President and a Trustee of the Gokongwei Brothers Foundation, Inc. (GBFI) and a director of Singapore Land, Ltd. and Marina Center Holdings, Inc. Mr. Go was the Vice Chairman of the Board of Directors of Digital Telecommunications Philippines, Inc. and also held the positions of President and Chief Executive Officer until October 26, 2011. He received a Bachelor of Science and a Master of Science in Chemical Engineering from Massachusetts Institute of Technology, USA.

B.	Declaration of Dividends

The Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at June 30, 2011, which are sufficient to cover the total amount of dividends declared:

a.	?12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2011, payable on December 15, 2011 to the holder of record on November 18, 2011.

b.	?1.00 per outstanding share of the Company’s Series G 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2011, payable on December 29, 2011 to the holders of record on December 1, 2011.

Page 5 of 6

Exhibit 2

c.	?1.00 per outstanding share of the Company’s Series N 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2011, payable on December 29, 2011 to the holders of record on December 1, 2011.

d.	?1.00 per outstanding share of the Company’s Series P 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2011, payable on December 29, 2011 to the holders of record on December 1, 2011.

e.	?1.00 per outstanding share of the Company’s Series S 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2011, payable on December 29, 2011 to the holders of record on December 1, 2011.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By:
/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

November 3, 2011

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 3, 2011